Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 28, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10246
FT Income Portfolio, Series 17
(the “Trust”)
CIK No. 1928609 File No. 333-265913

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       Explain what duration is used by the Trust or preferred for this Trust (e.g., short, intermediate, etc.).

Response:The Trust notes the disclosure currently states that the Sponsor does not require any specific criteria with respect to duration, credit quality, or yield, but with interest rates rising and expected to continue rising and with default rates low, there is a greater focus on duration. However, the Trust will revise the disclosure to better clarify that there is a greater focus on “shorter” duration.

2.Please briefly explain the concept of duration and include a brief example (e.g., “Duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a duration of ‘three’ means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.”)

Response:In accordance with the Staff’s comment, the Trust will add the following disclosure with respect to duration:

“The duration of a bond is a measure of its price sensitivity to interest rate movements based on the bond’s weighted average term to maturity. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates.”

Risk Factors

3.       If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the prospectus.

4.If the Funds held by the Trust invest in bonds that reference LIBOR, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon